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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                             A. H. BELO CORPORATION
                             ----------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  080555 20 4
                                  -----------
                                 (CUSIP Number)

 Michael J. McCarthy, Communications Center, 400 South Record Street, Dallas,
                          Texas 75202, (214) 977-6606
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 9, 1996
                                  ------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO.   080555 20 4                                    PAGE  2  OF  4  PAGES

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DORIS C. DEALEY             S.S. NO. ###-##-####
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE

- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [  ]

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

- --------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              612,564*

       NUMBER OF         -------------------------------------------------------
        SHARES            8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH            -------------------------------------------------------
      REPORTING           9   SOLE DISPOSITIVE POWER
     PERSON WITH
                              612,564*
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
- --------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          612,564*
- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]

- --------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
- --------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
- --------------------------------------------------------------------------------

   * REFLECTS THE TWO-FOR-ONE SPLIT OF THE COMMON STOCK OF THE COMPANY WHICH
                       BECAME EFFECTIVE ON JUNE 9, 1995.





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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Series B Common Stock, $1.67 par value (the "Common Stock") of A. H. Belo Corporation (the "Company"). The address of the principal executive offices of the Company is Communications Center, 400 South Record Street, Dallas, Texas 75202.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Doris C. Dealey;

         (b)     8333 Douglas, Suite 1575, Dallas, Texas 75225;

         (c)     None;

         (d)     None;

         (e)     None; and

         (f)     United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Doris C. Dealey beneficially owns an aggregate of 612,564(1) shares of Series B Common Stock or approximately 6.6% of the outstanding Series B Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission.

         (b) Doris C. Dealey has sole voting and dispositive power over all 612,564(1) shares of Series B Common Stock.

         (c) On July 9, 1996, Doris C. Dealey gifted a total of 300,000(1) shares of Series B Common Stock in equal amounts to four individuals.

         (d)     None.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.





- --------------------

  (1) Reflects the two-for-one split of the Common Stock of the Company which became effective on June 9, 1995.

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 05, 1996                       DORIS C. DEALEY


                                               /s/ DORIS C. DEALEY
                                               ---------------------------------




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